Exhibit (a)(8)

MIRELF III REIT INVESTMENTS, LLC AND ITS CO-PURCHASERS
ANNOUNCE EXTENSION OF TENDER OFFER
TO ACQUIRE UP TO 23,620,000 SHARES OF PIEDMONT OFFICE REALTY TRUST, INC.
 FOR $3.00 PER SHARE IN CASH

New York, New York – November 12, 2009 – MIRELF III REIT Investments, LLC and its co-purchasers, as described below (collectively, the “Purchaser”), today announced that they have extended the expiration date of their tender offer to acquire up to 23,620,000 shares of common stock (the “Shares”) in Piedmont Office Realty Trust, Inc. (the “Corporation”) at a purchase price equal to $3.00 per Share in cash.  The tender offer, which commenced on October 13, 2009, and related withdrawal rights are now scheduled to expire at 11:59 p.m., Eastern Time, on Tuesday, December 15, 2009 (except as noted below). The tender offer was previously scheduled to expire on November 17, 2009.  Tendering shareholders may exercise their statutory withdrawal rights commencing on December 11, 2009, through the date on which they receive payment for their tendered Shares.

Purchaser decided to extend the expiration date in recognition of the continuing demand by the Corporation’s shareholders for liquidity. In addition, Purchaser wanted to provide the Corporation’s shareholders ample time to consider all the relevant information disseminated since the commencement of the offer, including the Corporation’s third quarter results, which Purchaser expects will be released on or before November 16, 2009.  Shareholders who have not previously tendered Shares and wish to do so must validly tender their Shares on or prior to the new expiration date of December 15, 2009.  Shareholders who have previously tendered Shares do not need to re-tender or take any other action in response to this extension.  Except for the extension of the tender offer expiration date and related withdrawal rights described above and the identity of the co-purchasers described below, all other terms and conditions of the offer remain unchanged. Shareholders are encouraged to review all the materials regarding the tender offer that are available at www.madisonint.com/piedmont.

As of Tuesday, November 10, 2009, approximately 487,906 Shares had been tendered into and not withdrawn from the offer.

IMPORTANT INFORMATION

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. Purchaser has filed a Tender Offer Statement on Schedule TO, as amended by Amendment No. 1 and Amendment No. 2 thereto, with the SEC containing an offer by Purchaser to purchase 23,620,000 Shares at a purchase price equal to $3.00 per Share. The tender offer is scheduled to expire at 11:59 p.m., Eastern Time, on Tuesday, December 15, 2009, unless extended as described in the Amended and Restated Offer to Purchase filed with the SEC. The tender offer is being made solely by means of the Amended and Restated Offer to Purchase, and the exhibits filed with respect thereto (including the Letter of Transmittal), which contain the full terms and conditions of the tender offer. The Corporation’s shareholders are urged to read carefully in their entirety those and other documents filed with the SEC, as they may be amended, because they contain important information about the tender offer. Shareholders can obtain copies of all materials filed by Purchaser with the SEC free of charge at the SEC's website, www.sec.gov.  Shareholders can also access these and other materials related to the tender offer at www.madisonint.com/piedmont.

For more information about the Offer or to get additional copies of the Amended and Restated Offer to Purchase, the Letter of Transmittal or other documents, please call Purchaser’s Information Agent, Laurel Hill Advisory Group, at (888) 742-1305 (toll free).

ABOUT PURCHASER

MIRELF and its co-purchasers, MIRELF III Madison Investments, LP, Madison International Holdings III, LLC and Madison International Real Estate Liquidity Fund III, LP, are affiliates of Madison International Realty, LLC, a real estate investment firm specializing in providing liquidity for real estate investors holding illiquid or thinly traded ownership interests.  Since 1996, Madison International Realty, LLC and its affiliates have provided liquidity to real estate investors by acquiring over $500 million of these interests as principals in privately negotiated transactions. Madison International Realty, LLC and its affiliates acquire these interests from investors seeking to realize illiquid investments, redeploy investment capital, or simplify tax reporting. The firm charges no broker or transaction fees of any kind, and has completed hundreds of transactions with individual and institutional investors in both the U.S. and Europe. The principal business address of the Purchaser is 410 Park Avenue, Suite 820, New York, New York 10022.